EXHIBIT 3.1


                          CERTIFICATE OF ELIMINATION
                                    OF THE
             7.00% SERIES B MANDATORY CONVERTIBLE PREFERRED SHARES
                              (WITHOUT PAR VALUE)
                                      OF
                        UNITED STATES STEEL CORPORATION

                          Pursuant to Section 151(g)
                         of the General Corporation Law
                           of the State of Delaware

United States Steel Corporation, a corporation duly organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

  1. Pursuant to Section 151 of the DGCL and the authority granted in the Corporation's Restated Certificate of Incorporation, as amended, the Executive Committee of the Board of Directors of the Corporation, by resolution duly adopted, authorized the creation of a series of Preferred Stock designated as the 7.00% Series B Mandatory Convertible Preferred Shares, without par value (the "7.00% Convertible Preferred Shares") and established the number, designation, relative rights, preferences and limitations of such shares.

  2. On February 7, 2003, the Corporation filed a Certificate of Designation with respect to the 7.00% Convertible Preferred Shares (the "Certificate of Designation") in the Office of the Secretary of State of Delaware.

  3. In accordance with the Certificate of Designation, all of the issued and outstanding 7.00% Convertible Preferred Shares were automatically converted into common stock of the Corporation on June 15, 2006, and therefore no 7.00% Convertible Preferred Shares are outstanding, and no 7.00% Convertible Preferred Shares will be issued subject to the Certificate of Designation.

  4. The Board of Directors of the Corporation has adopted the following resolutions, and such resolutions have not been amended or modified and remain in full force and effect as of the date hereof:

          RESOLVED, that none of the 7.00% Series B Mandatory Convertible Preferred Shares, without par value, (the "7.00% Convertible Preferred Shares") are outstanding and none of the 7.00% Convertible Preferred Shares will be issued subject to the Certificate of Designation previously filed with respect to such shares; and

          FURTHER RESOLVED, that any officer of the Corporation is hereby authorized and directed to execute and file with the Office of the Secretary of State of Delaware a Certificate of Elimination setting forth a copy of these resolutions, whereupon all references to the 7.00% Convertible Preferred Shares in the Corporation's Restated Certificate of Incorporation, as amended, shall be eliminated; and

          FURTHER RESOLVED, that the officers of the Corporation are hereby authorized and directed, for and on behalf of the Corporation, to take any and all actions and to execute, file, deliver and record all such certificates, instruments, agreements and documents as may be necessary or advisable in order to carry out the purpose and intent of the foregoing resolutions.

  5. Pursuant to the provisions of Section 151(g) of the DGCL, all matters set forth in the Certificate of Designation with respect to the 7.00% Convertible Preferred Shares are hereby eliminated from the Corporation's Restated Certificate of Incorporation, as amended, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of the Preferred Stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by Craig D. Mallick, its Secretary, this 5th day of December, 2007.


                         UNITED STATES STEEL CORPORATION

                         By:   /s/ Craig D. Mallick
                              ---------------------
                         Name:     Craig D. Mallick
                         Title:    Secretary